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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock , par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, M5K IA2
(416) 982-8222
Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87236Y 10 8	Page	2	of	7

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		240,727,137*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,541

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		240,753,678*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

240,753,678*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.4%* (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK
* As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 2 to the statement on Schedule 13D filed by the Ricketts Parties (the “Ricketts Statement”), as of August 15, 2006, the Ricketts Parties beneficially owned, in the aggregate, 127,258,998 shares of Issuer Common Stock (as defined herein), representing approximately 20.7% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.
(1) Based on 610,735,013 shares of Issuer Common Stock outstanding as of July 28, 2006, as reported by the Issuer in its Quarterly Report on Form 10Q for the quarter ended June 30, 2006.

2

CUSIP No.	87236Y 10 8	Page	3	of	7

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4135150

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO,WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,300,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,300,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,300,00*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.1%* (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of August 15, 2006, the Ricketts Parties beneficially owned, in the aggregate, 127,258,998 shares of Issuer Common Stock, representing approximately 20.7% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.
(1) Based on 610,735,013 shares of Issuer Common Stock outstanding as of July 28, 2006, as reported by the Issuer in its Quarterly Report on Form 10Q for the quarter ended June 30, 2006.

3

CUSIP No.	87236Y 10 8	Page	4	of	7

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Acquisition LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4163355

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		44,419,287*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,419,287*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,419,287*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%* (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of August 15, 2006, the Ricketts Parties beneficially owned, in the aggregate, 127,258,998 shares of Issuer Common Stock, representing approximately 20.7% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.
(1) Based on 610,735,013 shares of Issuer Common Stock outstanding as of July 28, 2006, as reported by the Issuer in its Quarterly Report on Form 10Q for the quarter ended June 30, 2006.

4

Schedule 13D	Page	5	of	7

Item 1. Security and Issuer
     This Amendment No. 7 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”), of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, and Amendment No. 6 thereto filed on May 26, 2006 (as amended, and as it may be further amended from time to time, this “Statement”), by The Toronto-Dominion Bank (“TD”), TD Discount Brokerage Holdings LLC (“TDDBH”) and TD Discount Brokerage Acquisition LLC (“TDDBA”) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 7 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by the following:
As described in Item 6 below, TD currently expects that it will seek to increase its ownership of Issuer Common Stock to the 45% ownership level when that increase is permitted in 2009, but any determinations with respect to the acquisition by TD of Issuer Common Stock in excess of TD’s current ownership limitation of 39.9% of the outstanding voting securities of the Issuer will be made by TD based on market conditions and other relevant factors existing at the time its ownership limitation is increased.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) and (b). As of August 31, 2006, TDDBA and TDDBH were the record and beneficial owners of 44,419,287 shares and 196,300,000 shares of Issuer Common Stock, respectively, representing approximately 7.3% and 32.1%, respectively, of the outstanding shares of Issuer Common Stock. TD, as the sole member of each of TDDBH and TDDBA, controls TDDBH and TDDBA and accordingly beneficially owns the shares of Issuer Common Stock held by each entity. Including such shares held by TDDBH and TDDBA and the shares beneficially owned by TD Waterhouse Canada, Inc. (“TDWC”) and TD Asset Management Inc. (“TDAM”), as described below, as of August 31, 2006, TD was the beneficial owner of 240,753,678 shares of Issuer Common Stock, representing approximately 39.4% of the outstanding shares of Issuer Common Stock. Of the 240,753,678 shares of Issuer Common Stock beneficially owned by TD as of August 31, 2006, 7,850 shares are owned by certain clients of TDAM, an institutional investment manager and wholly-owned subsidiary of TD, and mutual funds advised by TDAM, all in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power (such shares, the “TDAM Shares”). In addition, 26,541 of the shares beneficially owned by TD are owned by certain clients of, and managed by, TDWC in the ordinary course of TDWC’s investment management business (such shares, the “TDWC Shares” and, together with the TDAM shares, the “Ordinary Course Shares”). TDWC holds sole dispositive power and shared voting power (together with the respective client) with respect to the TDWC Shares. The Ordinary Course Shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
     Except for Mr. Clark, Mr. Tomczyk and Mr. Prezzano, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock. Mr. Clark beneficially owns 6,000 shares of

Schedule 13D	Page	6	of	7
Issuer Common Stock. Mr. Tomczyk beneficially owns 6,000 shares of Issuer Common Stock. Mr. Prezzano beneficially owns 4,641 shares of Issuer Common Stock.
     The information set forth in the footnote marked with an “*” on the over pages is incorporated hereby by reference.
     (c) Except for the purchases by Mr. Clark and Mr. Tomczyk and the awards to Mr. Prezzano, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals listed on Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock since the TD Entities’ most recent filing on Schedule 13D on May 25, 2006.
     Mr. Clark purchased 6,000 shares at $17.11 per share on May 30, 2006. Mr. Tomczyk purchased 6,000 shares at $17.10 per share on May 30, 2006. Mr. Prezzano was awarded 1,885 shares, and 2,756 restricted stock units, pursuant to the Issuer’s Director’s Incentive Plan.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby amended and supplemented by the following:
On September 14, 2006, a subsidiary of TD entered into an arrangement with an entity sponsored by Royal Bank of Canada (RBC) for the purpose of providing TD a financial hedge in the event that the trading price of the Issuer Common Stock is higher during a measurement period expected to occur during TD’s second fiscal quarter of 2009 than current trading prices. Pursuant to the terms of the Stockholders Agreement, TD’s beneficial ownership of Issuer Common Stock is limited to 39.9% of the outstanding voting securities of the Issuer. This limit will increase to 45% in January 2009. The arrangement was entered into for the purpose of providing price protection for TD in the event that, following the increase in its ownership cap, TD determines to buy additional shares of Issuer Common Stock and the trading price of the Issuer Common Stock has increased. If, however, the price has decreased, the TD subsidiary will be required to pay the RBC-sponsored entity a specified amount related to that decrease. TD currently expects that it will seek to increase its ownership of Issuer Common Stock to the 45% ownership level when that increase is permitted in 2009, but any determinations with respect to the acquisition by TD of Issuer Common Stock in excess of TD’s current ownership limitation of 39.9% of the outstanding voting securities of the Issuer will be made by TD based on market conditions and other relevant factors existing at the time its ownership limitation is increased.
The arrangement entered into between the TD subsidiary and the RBC-sponsored entity provides a hedge to TD in respect of up to approximately 27 million shares of Issuer Common Stock. The exact number of shares that will be subject to the arrangement will be determined based on market conditions over a specified hedging establishment period, during which individual hedging arrangements will be entered into on a regular basis pursuant to a pre-determined algorithm. The price against which the 2009 measurement period price will be measured for purposes of the arrangement will be determined separately for each individual hedging arrangement entered into during the hedging establishment period, based on current market prices for the Issuer Common Stock at the time of each commitment. The arrangement is scheduled to be settled in TD’s second fiscal quarter of 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide TD any right to acquire, or any voting, investment or other ownership rights with respect to, any shares of Issuer Common Stock.

Schedule 13D	Page	7	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK
By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

TD DISCOUNT BROKERAGE HOLDINGS LLC
By:	/s/ Peter Stroud
Name:	Peter Stroud
Title:	Vice President

TD DISCOUNT BROKERAGE ACQUISITION LLC
By:	/s/ Peter Stroud
Name:	Peter Stroud
Title:	Vice President

Dated: September 15, 2006